                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 33)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                               Dallas, Texas 75231
                                 (214) 692-4758
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                                              WC
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                                         Georgia
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                              2,119,400
                  7)       Sole Voting Power

                  --------------------------------------------------------------

                                                              -0-
                  8)       Shared Voting Power

                  --------------------------------------------------------------

                                                              2,119,400
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------

                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                       2,119,400
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                           24.6%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                                              CO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                                              WC
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                                          Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                              1,053,876
                  7)       Sole Voting Power

                  --------------------------------------------------------------

 Number of                                                    -0-
Shares Bene-      8)       Shared Voting Power
 ficially
 Owned by         --------------------------------------------------------------
Each Report-
ing Person                                                    1,053,876
With              9)       Sole Dispositive Power

                  --------------------------------------------------------------

                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                       1,053,876
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                           12.2%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                                              CO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     ART Holdings, Inc., FEI No. 75-2663476

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                                              WC
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                                          Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                              16,000
                  7)       Sole Voting Power

                  --------------------------------------------------------------

 Number of                                                    -0-
Shares Bene-      8)       Shared Voting Power
 ficially
 Owned by         --------------------------------------------------------------
Each Report-
ing Person                                                    16,000
With              9)       Sole Dispositive Power

                  --------------------------------------------------------------

                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                          16,000
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                            0.2%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                                              CO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Syntek Asset Management, L.P., FEI No. 75-2311348

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                                             N/A
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                                        Delaware
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                              26,475
                  7)       Sole Voting Power

                  --------------------------------------------------------------

 Number of                                                    -0-
Shares Bene-      8)       Shared Voting Power
 ficially
 Owned by         --------------------------------------------------------------
Each Report-
ing Person                                                    26,475
With              9)       Sole Dispositive Power

                  --------------------------------------------------------------

                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                          26,475
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                            0.3%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                                              PN
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                                             N/A
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                                           Texas
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                              -0-
                  7)       Sole Voting Power

                  --------------------------------------------------------------

 Number of                                                    -0-
Shares Bene-      8)       Shared Voting Power
 ficially
 Owned by         --------------------------------------------------------------
Each Report-
ing Person                                                    -0-
With              9)       Sole Dispositive Power

                  --------------------------------------------------------------

                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                             -0-
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                              0%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                                              OO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D relates to the shares of Shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 32 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 33 to Schedule 13D is being filed due to a significant decrease in the total percentage of outstanding Shares owned by two of the Reporting Persons through June 30, 2000, most of which occurred on June 16, 2000. During the period ending June 30, 2000, the collective beneficial ownership of the Reporting Persons decreased from approximately 59% of the issued and outstanding Shares down to 37.3% of the Shares. The decrease was due to margin sales by brokers of Shares pledged in margin accounts by ART and BCM.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), ART Holdings, Inc., a Nevada corporation ("AHI"), The Gene
E. Phillips Children's Trust (the "GEP Trust") and Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), each of which have their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of ART, BCM, AHI, the GEP Trust and SAM LP are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to Art, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. AHI is a wholly-owned subsidiary of ART.

         I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         II. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Shares beneficially owned by ART. The name, business address and capacity with AHI of each of the executive officers or directors of AHI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         IV. SAM LP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. SAM LP has no officers or directors. The general partners of SAM LP are Gene E. Phillips and Syntek Asset Management, Inc., a Texas corporation ("SAMI"). SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and other business ventures. SAMI's principal place of business and principal office is located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The name, business address and capacity with SAMI of each of the executive officers or directors of SAMI are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

              Mr. Gene E. Phillips' business address is 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         V. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Donald W. Phillips' business address is 10670 N. Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Donald W. Phillips present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald W. Phillips is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2, 3 or 4 who may have previously been referred to as executive officers or directors of ART, BCM, AHI or SAMI, respectively in Amendment No. 33 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of ART, BCM, AHI, SAM LP or the GEP Trust, nor any of their respective executive officers or directors, general partners or trustees has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of ART, BCM, AHI, SAM LP the GEP Trust, nor any of their respective executive officers or directors, general partners or trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Certain of the matters reported under Item 5 below are dispositions caused by sales from margin accounts by brokerage firms pursuant to the terms of those account agreements according to such brokerage firms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 28, 2000, the total number of issued and outstanding Shares was 8,630,538 Shares. As of June 30, 2000, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

          Name                        No. of Units Owned Directly                        Approximate % Class
          ----                        ---------------------------                        -------------------
           ART                                 2,119,400                                        24.6%
           BCM                                 1,053,876                                        12.2%
           AHI                                    16,000                                         0.2%
        GEP Trust                                    -0-                                         0.0%
         SAM LP                                   26,475                                         0.3%
                                              ----------                                      ------
         Totals:                               3,215,751                                        37.3%
                                              ==========                                      ======

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ART may be deemed to beneficially own the number of Shares owned by ART described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP; and each of the directors of AHI may be deemed to beneficially own the Shares held directly by AHI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


Name of Director or                                                        No. of Shares                 % of
General Partner                                Entity                   Beneficially Owned               Class
---------------                                ------                   ------------------              -------
Karl L. Blaha                                ART and AHI                     2,135,400                     25.3%
Roy E. Bode                                      ART                         2,119,400                     24.2%
Collene C. Currie                                ART                         2,119,400                     24.2%
Cliff Harris                                     ART                         2,119,400                     24.2%
Joseph Mizrachi                                  ART                         2,119,400                     24.2%
Ryan T. Phillips                               BCM(a)                        1,053,876                     24.4%
Mickey Ned Phillips                              BCM                         1,053,876                     12.4%
Gene E. Phillips                               SAM LP                           26,475                      0.3%
SAMI                                           SAM LP                           26,475                      0.3%
Robert A. Waldman                                AHI                            16,000                      0.2%
                                                                            ----------                  -------
         Total Units beneficially
         owned by Reporting Persons                                          3,215,751                     37.3%
         and individuals listed                                             ==========                  =======
         above:

----------

   (a) Also beneficiary of the GEP Trust

         (b) Each of the directors of ART share voting and dispositive power over the 2,119,400 Shares held by ART. The directors of BCM have shared voting and dispositive power over the 1,053,876 Shares held by BCM. Each of the directors of AHI share voting and dispositive power over the 16,000 Shares held by AHI. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP.

         (c) During the 60 calendar days ended June 30, 2000, except for the transactions that are described below, the Reporting

Persons and their respective executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the sixty days ended June 30, 2000:


                                                               No. of
                                                               Shares
       Reporting                                               Acquired        Price per                    Type of
         Person                      Date                     (Disposed)         Share                    Transaction
       ---------                   ---------                  ----------       ---------                  -----------
          BCM                       05/11/00                      15,000       $ 11.625               Open Market Purchase
          BCM                       05/12/00                         500       $ 11.375               Open Market Purchase
          BCM                       06/08/00                         400       $  10.75               Open Market Purchase
          BCM                       06/15/00                        (900)      $  10.01                         *
          BCM                       06/15/00                      (1,000)      $  10.03                         *
          BCM                       06/16/00                      (8,000)      $   3.00                         *
          BCM                       06/16/00                      (4,500)      $   3.25                         *
          BCM                       06/16/00                        (515)      $   5.50                         *
          BCM                       06/16/00                        (100)      $   3.06                         *
          BCM                       06/16/00                      (2,000)      $   4.00                         *
          BCM                       06/16/00                     (10,200)      $   4.58                         *
          BCM                       06/16/00                        (800)      $   7.00                         *
          BCM                       06/16/00                     (17,200)      $   4.74                         *
          BCM                       06/16/00                      (9,277)      $   4.34                         *
          BCM                       06/16/00                      (9,600)      $   5.91                         *
          BCM                       06/19/00                     (63,796)      $   4.45                         *
          BCM                       06/19/00                     (39,141)      $   4.19                         *
          BCM                       06/19/00                      (6,100)      $   4.19                         *
          BCM                       06/19/00                     (50,000)      $   4.50                         *
          BCM                       06/19/00                     (19,034)      $   4.25                         *
          BCM                       06/19/00                     (10,000)      $   4.13                         *
          BCM                       06/19/00                     (43,227)      $   4.13                         *
          BCM                       06/21/00                      (1,000)      $   5.25                         *
          BCM                       06/21/00                      (1,500)      $   4.50                         *
          BCM                       06/21/00                        (100)      $   4.06                         *
          BCM                       06/21/00                      (2,400)      $   4.00                         *
          BCM                       06/22/00                      (5,000)      $   4.25                         *
          BCM                       06/22/00                      (5,000)      $   4.38                         *
          BCM                       06/27/00                     (30,070)      $   6.68                         *
          BCM                       06/27/00                    (634,661)      $  6.125                         *
          BCM                       06/27/00                     200,000       $   7.09               Open Market Purchase
          BCM                       06/27/00                      10,000       $   7.00               Open Market Purchase
          BCM                       06/27/00                      10,000       $   6.50               Open Market Purchase
          BCM                       06/27/00                         100       $   6.50               Open Market Purchase
          BCM                       06/27/00                       9,700       $   6.13               Open Market Purchase
          BCM                       06/27/00                         200       $   6.69               Open Market Purchase
          BCM                       06/27/00                       5,000       $   6.50               Open Market Purchase
          BCM                       06/27/00                      10,000       $   6.63               Open Market Purchase
          BCM                       06/28/00                      12,500       $   8.93               Open Market Purchase
          BCM                       06/29/00                      48,200       $  11.58               Open Market Purchase

                                                                No. of
                                                                Shares
       Reporting                                                Acquired        Price per                    Type of
         Person                      Date                      (Disposed)         Share                    Transaction
       ---------                   ---------                   ----------       ---------                  -----------
          BCM                       06/29/00                          300      $  10.75               Open Market Purchase
          BCM                       06/29/00                        3,500      $  11.25               Open Market Purchase
          BCM                       06/30/00                       10,000      $  12.63               Open Market Purchase
          BCM                       06/30/00                        1,100      $  11.88               Open Market Purchase
          BCM                       06/30/00                        1,800      $  12.06               Open Market Purchase
          BCM                       06/30/00                          800      $  13.00               Open Market Purchase
          BCM                       06/30/00                        8,300      $  13.38               Open Market Purchase
          ART                       05/03/00                          200      $ 11.875               Open Market Purchase
          ART                       05/04/00                          700      $ 11.875               Open Market Purchase
          ART                       05/09/00                        4,600      $  11.75               Open Market Purchase
          ART                       05/10/00                          700      $  11.67               Open Market Purchase
          ART                       05/15/00                          200      $  11.25               Open Market Purchase
          ART                       05/16/00                          900      $ 11.375               Open Market Purchase
          ART                       05/17/00                          500      $  11.25               Open Market Purchase
          ART                       05/23/00                          200      $  11.00               Open Market Purchase
          ART                       05/22/00                          400      $ 11.125               Open Market Purchase
          ART                       05/24/00                        6,000      $  11.00               Open Market Purchase
          ART                       06/05/00                        4,300      $  11.00               Open Market Purchase
          ART                       06/09/00                          200      $  10.75               Open Market Purchase
          ART                       06/09/00                          400      $  10.94               Open Market Purchase
          ART                       06/12/00                          100      $  10.81               Open Market Purchase
          ART                       06/13/00                        3,700      $  10.81               Open Market Purchase
          ART                       06/15/00                        3,700      $  10.81               Open Market Purchase
          ART                       06/15/00                       (1,000)     $   9.90                         *
          ART                       06/16/00                         (300)     $   4.50                         *
          ART                       06/16/00                         (700)     $   4.00                         *
          ART                       06/16/00                         (500)     $   5.25                         *
          ART                       06/16/00                       (2,000)     $   5.00                         *
          ART                       06/16/00                         (200)     $   3.25                         *
          ART                       06/16/00                         (100)     $   6.88                         *
          ART                       06/16/00                       (7,000)     $   3.00                         *
          ART                       06/16/00                         (500)     $   8.81                         *
          ART                       06/16/00                         (500)     $   7.00                         *
          ART                       06/16/00                         (700)     $   8.00                         *
          ART                       06/16/00                         (100)     $   6.25                         *
          ART                       06/16/00                         (200)     $   5.63                         *
          ART                       06/16/00                       (6,000)     $   5.88                         *
          ART                       06/16/00                       (1,500)     $   3.13                         *
          ART                       06/16/00                         (500)     $   8.50                         *
          ART                       06/16/00                       (1,000)     $   5.00                         *
          ART                       06/16/00                       (9,800)     $   4.58                         *
          ART                       06/16/00                       (9,000)     $   4.13                         *
          ART                       06/16/00                       (3,711)     $   4.34                         *
          ART                       06/16/00                       (7,628)     $   4.34                         *
          ART                       06/16/00                       (2,000)     $   5.91                         *
          ART                       06/19/00                       (2,065)     $   4.50                         *
          ART                       06/19/00                         (700)     $   4.63                         *

                                                               No. of
                                                               Shares
       Reporting                                               Acquired        Price per                    Type of
         Person                      Date                     (Disposed)         Share                    Transaction
       ---------                   ---------                  ----------       ---------                  -----------
          ART                       06/19/00                     (19,400)      $   4.58                         *
          ART                       06/19/00                     (20,392)      $   4.63                         *
          ART                       06/19/00                      (8,000)      $   4.56                         *
          ART                       06/19/00                    (188,604)      $   4.45                         *
          ART                       06/19/00                     (53,444)      $   4.19                         *
          ART                       06/19/00                     (32,983)      $   4.25                         *
          ART                       06/19/00                     (32,983)      $   4.25                         *
          ART                       06/19/00                     (17,933)      $   4.13                         *
          ART                       06/19/00                     (36,240)      $   4.13                         *
          ART                       06/19/00                      (2,430)      $   4.56                         *
          ART                       06/19/00                      (1,000)      $   4.56                         *
          ART                       06/19/00                      (4,000)      $   4.63                         *
          ART                       06/19/00                      (5,000)      $   4.38                         *
          ART                       06/19/00                      (7,000)      $   4.19                         *
          ART                       06/19/00                      (8,000)      $   4.69                         *
          ART                       06/19/00                     (10,000)      $   4.50                         *
          ART                       06/19/00                      (5,000)      $   4.38                         *
          ART                       06/19/00                      (4,000)      $   4.56                         *
          ART                       06/19/00                      (3,000)      $   4.38                         *
          ART                       06/19/00                      (1,000)      $   4.63                         *
          ART                       06/19/00                      (2,000)      $   4.63                         *
          ART                       06/19/00                      (2,000)      $   4.63                         *
          ART                       06/19/00                      (3,000)      $   4.50                         *
          ART                       06/19/00                     (40,000)      $   4.44                         *
          ART                       06/27/00                     (31,994)      $   6.02                         *
          ART                       06/27/00                    (579,429)      $  6.125                         *
          AHI                       06/27/00                     (79,025)      $  6.125                         *
          GEP                       06/21/00                        (500)      $   7.50                         *
          GEP                       06/21/00                      (1,500)      $   7.00                         *
          GEP                       06/21/00                        (300)      $   7.50                         *
          GEP                       06/21/00                      (1,000)      $   6.00                         *
          GEP                       06/22/00                      (5,000)      $   4.75                         *
          GEP                       06/22/00                     (25,000)      $   4.50                         *
          GEP                       06/30/00                     (35,100)      $ 6.6875                         *
          GEP                       06/30/00                      (5,100)      $  6.625                         *
          GEP                       06/30/00                     (31,222)      $   6.50                         *

----------

         * Under varying arrangements during the period from June 15, 2000, through June 30, 2000, certain brokerage firms where Shares were pledged by ART, AHI, BCM and GEP Trust allegedly foreclosed upon such arrangements and sold for the account of ART or AHI or BCM or GEP Trust as applicable, certain Shares pledged as indicated by the dispositions set forth above.

         After giving effect to the margin sale dispositions described above, as of June 30, 2000, the GEP Trust ceased to own of record or beneficially any Shares and therefore will be considered to be removed from this Schedule 13D as to future Amendments unless the GEP Trust acquires Shares in the future.

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         ART has pledged 152,212 Shares to United Pacific Bank pursuant to a loan agreement with such lender. ART has also pledged 249,191 Shares to Preferred Bank pursuant to a loan agreement with such lender. The remaining 1,717,997 Shares owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 1,053,876 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 16,000 Shares owned by AHI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with two separate brokerage firms relating to accounts of AHI. Such arrangements with both brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such accounts, and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over the Shares.

         All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP. Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 33 to Statement on Schedule 13D is true, complete and correct.

Dated: July 24, 2000

                                            AMERICAN REALTY TRUST, INC.

                                                      /s/ Karl L. Blaha

                                            By:
                                                --------------------------------
                                                     Karl L. Blaha, President


                                            BASIC CAPITAL MANAGEMENT, INC.


                                                     /s/ Karl L. Blaha
                                            By:
                                                --------------------------------
                                                     Karl L. Blaha, President


                                            ART HOLDINGS, INC.


                                                     /s/ Karl L. Blaha
                                            By:
                                                --------------------------------
                                                     Karl L. Blaha, President


                                            SYNTEK ASSET MANAGEMENT, LP., a
                                            Delaware limited partnership

                                            By:  Syntek Asset Management, Inc.,
                                                 General Partner

                                                         /s/ Karl L. Blaha
                                                 By:
                                                     ---------------------------
                                                       Karl L. Blaha, President


                                            THE GENE E. PHILLIPS CHILDREN'S
                                            TRUST


                                                     /s/ Donald W. Phillips
                                            By:
                                                --------------------------------
                                                     Donald W. Phillips, Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           AMERICAN REALTY TRUST, INC.



                                                                                          PRESENT BUSINESS IN
       NAME AND CAPACITY WITH                                                             WHICH EMPLOYMENT IS
    AMERICAN REALTY TRUST, INC.                BUSINESS ADDRESS                                CONDUCTED
Karl L. Blaha, Chairman of               10670 N. Central Expressway                   President, Basic
the Board of Directors,                  Suite 300                                     Capital Management,
Chief Executive Officer and              Dallas, Texas 75231                           Inc.
President

Roy E. Bode, Director                    2435 E. F.M. 879                              Vice President for
                                         Palmer, Texas 75152                           Public Affairs,
                                                                                       University of Texas
                                                                                       Southwestern Medical
                                                                                       Center at Dallas

Collene C. Currie, Director              6617 Ridgeview Circle                         Assistant Director,
                                         Dallas, Texas 75240                           Cambridge Technology
                                                                                       Partners (CATP:NASDAQ)

Cliff Harris, Director                   2838 Woodside Street                          President, Energy
                                         Dallas, Texas 75204                           Transfer Group, L.L.C.

Joseph Mizrachi, Director                6971 North Federal Hwy.                       President, PAZ
                                         Suite 203                                     Securities, Inc. and
                                         Boca Raton, Florida 33487                     Chairman of the Board,
                                                                                       Third Millennium
                                                                                       Properties, Inc.

Thomas A. Holland,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President                 Suite 600                                     President, Basic
and Chief Financial Officer              Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

Bruce A. Endendyk,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President                 Suite 600                                     President, Basic
                                         Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

David W. Starowicz,                      10670 N. Central Expwy.                       Executive Vice
Executive Vice President -               Suite 600                                     President, Basic
Commercial Asset Management              Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

Steven K. Johnson,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President -               Suite 600                                     President, Basic
Residential Asset                        Dallas, Texas 75231                           Capital Management,
Management                                                                             Inc.

Robert A. Waldman, Senior                10670 N. Central Expwy.                       Senior Vice President,
Vice President, Secretary                Suite 600                                     General Counsel and
and General Counsel                      Dallas, Texas 75231                           Secretary, Basic
                                                                                       Capital Management,
                                                                                       Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.



         NAME AND CAPACITY WITH                                                      PRESENT BUSINESS IN
             BASIC CAPITAL                                                           WHICH EMPLOYMENT IS
            MANAGEMENT INC.                  BUSINESS ADDRESS                            CONDUCTED
Ryan T. Phillips,                       10670 N. Central Expwy.                 President, Signature
Director                                Sixth Floor                             Asset Management, Inc.
                                        Dallas, Texas 75231

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company

Karl L. Blaha, President                10670 N. Central Expwy.                 President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75231

Thomas A. Holland,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75231                     Management, Inc.
Officer

Clifford C. Towns, Jr.,                 10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Finance                               Dallas, Texas 75231                     Management, Inc.

Bruce A. Endendyk,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

David W. Starowicz,                     10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75231                     Management, Inc.
Management

Steven K. Johnson,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Residential Asset                     Dallas, Texas 75231                     Management, Inc.
Management

Cooper B. Stuart,                       10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

Robert A. Waldman,                      10670 N. Central Expwy.                 Senior Vice President,
Senior Vice President,                  Suite 600                               General Counsel and
Secretary and General                   Dallas, Texas 75231                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                               ART HOLDINGS, INC.



        NAME AND CAPACITY WITH ART                                                PRESENT BUSINESS IN WHICH
        HOLDINGS, INC.                         BUSINESS ADDRESS                    EMPLOYMENT IS CONDUCTED


Karl L. Blaha, President                 10670 N. Central Expwy.                 President, Basic Capital
and Director                             Suite 600                               Management, Inc.
                                         Dallas, Texas 75231


Robert A. Waldman,                       10670 N. Central Expwy.                 Senior Vice President,
Director and Secretary                   Suite 600                               General Counsel and
                                         Dallas, Texas 75231                     Secretary, Basic Capital
                                                                                 Management, Inc.

Thomas A. Holland, Vice                  10670 N. Central Expwy.                 Executive Vice President
President and Chief                      Suite 600                               and Chief Financial
Financial Officer                        Dallas, Texas 75231                     Officer, Basic Capital
                                                                                 Management, Inc.

                                   SCHEDULE 4

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                          SYNTEK ASSET MANAGEMENT, INC.



        NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
             BASIC CAPITAL                         BUSINESS ADDRESS                      WHICH EMPLOYMENT IS
           MANAGEMENT, INC.                                                                   CONDUCTED
Karl L. Blaha, President                10670 N. Central Expwy.                 President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75231

Thomas A. Holland,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75231                     Management, Inc.
Officer

Bruce A. Endendyk,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

David W. Starowicz,                     10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75231                     Management, Inc.
Management

Steven K. Johnson,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Residential Asset                     Dallas, Texas 75231                     Management, Inc.
Management

Robert A. Waldman,                      10670 N. Central Expwy.                 Senior Vice President,
Senior Vice President,                  Suite 600                               General Counsel and
Secretary and General                   Dallas, Texas 75231                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.